Dashible, Inc.
Statement of Cash Flows
(Unaudited)

	For the Period February 19, 2019 (Inception) to December 31, 2019
Cash flows from operating activities:	
Net loss	$ (27,838)
Changes in operating assets and liabilities:	
	-
Net cash used in operating activities	(27,838)
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Proceeds from issuance of Common Stock	10
Proceeds from a Founder Loan	15,154
Proceeds from issuance of SAFE notes	15,000
Net cash provided by financing activities	30,164
Net cash increase for period	2,325
Cash at beginning of period	-
Cash at end of year	$ 2,325

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Income taxes	$ -
Interest	$ -